SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 19, 2024

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Announcement of LM Ericsson Telephone Company, August 16, 2024 regarding “Ericsson announces sale of iconectiv”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: August 19, 2024

PRESS RELEASE August 16, 2024

Ericsson announces sale of iconectiv

•	iconectiv is a US subsidiary of Ericsson acquired in 2012, and a provider of network number portability solutions and data exchange services

•	The divestment will allow iconectiv to continue its growth trajectory under the new ownership of Koch Equity Development LLC

Ericsson (NASDAQ: ERIC) announces that it has entered into a binding agreement with Koch Equity Development LLC in relation to the sale of iconectiv (the “Transaction”).

Ericsson’s cash benefit from the Transaction, after the settlement of anticipated taxes, transaction expenses, and other liabilities, is expected to be approximately SEK 10.6 billion [1] (USD 1.0 billion).

Ericsson expects to record a one-off EBIT benefit of approximately SEK 8.8 billion [1] (USD 0.8 billion) on closing of the Transaction.

The Transaction is subject to customary closing conditions, including regulatory approvals, with completion targeted during the first half of calendar 2025.

iconectiv is consolidated by Ericsson and reported within Segment Enterprise. iconectiv’s contribution [2] to Ericsson 2023 net income was approximately SEK 1.0 billion (USD 0.1 billion).

iconectiv is a US subsidiary of Ericsson acquired in 2012 as part of the Telcordia acquisition. Since 2017, iconectiv has been co-owned with private equity firm Francisco Partners. iconectiv serves over 5,000 customers across various sectors as a leading provider in number portability solutions, and a provider of core network and operations management, numbering and data exchange services as its main segments, and with limited strategic synergies with the rest of Ericsson’s portfolio.

[1] Assuming a USD - SEK exchange rate of 10.56. Realized exchange rate to be determined on closing.

[2] Contribution to net income including minority interests and shareholder loan impacts. Ericsson’s shareholder loan to iconectiv was SEK 6.7 billion at year end 2023.

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PRESS RELEASE August 16, 2024

NOTES TO EDITORS:

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FOR FURTHER DETAILS CONTACT:

Contact person

Daniel Morris, Head of Investor Relations

Phone: +44 7386657217

E-mail: investor.relations@ericsson.com

Investors

Lena Häggblom, Director, Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director, Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

Media

Ralf Bagner, Head of Media Relations

Phone: +46 76 128 47 89

E-mail: ralf.bagner@ericsson.com

Media relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Forward-looking statements

This release includes forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking statements.

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PRESS RELEASE August 16, 2024

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors” in the latest interim reports, and in “Risk Factors” in the Annual Report 2023.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this release, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

This is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 22:30 CEST on August 16, 2024.

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